UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 24 May 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
RESIGNATION OF GOLD FIELDS NON-EXECUTIVE DIRECTOR
In accordance with paragraph 3.59(b) of the JSE Limited Listings
Requirements, the Board of directors of the Company (“the Board”) wishes to advise Shareholders of the resignation of Dr. Carmen Letton as an independent non-executive director of the Company, chairperson and member of the Social, Ethics and Transformation Committee, and member of the
Risk, the Safety, Health and Sustainable Development, and the Capital
Projects Control and Review Committees, all with effect from 30 May 2021.

The Board would like to extend its gratitude and appreciation to Dr.
Letton for her commitment and service to the Company over the years.

24 May 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly aused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 24 May 2021
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland

Title:
Chief Executive Officer